                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          OUTLET COMMUNICATIONS, INC.
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                  69-111-10-9
                                 (CUSIP number)

                                ARNOLD L. DIMOND
                 VICE PRESIDENT FOR ADMINISTRATION AND FINANCE
                          MARYMOUNT MANHATTAN COLLEGE
                              221 EAST 71ST STREET
                            NEW YORK, NEW YORK 10021
                                 (212) 517-0545

                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                               December 21, 1994
                      (Date of event which requires filing
                               of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)
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     CUSIP No. 69 111 10 9            13D                    Page 2 of 9 Pages
               -----------


     1     NAME OF PERSON
           MARYMOUNT MANHATTAN COLLEGE
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           13-1628206

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*            (a) [ ]

                                                                      (b) [X]

     3     SEC USE ONLY


     4     SOURCE OF FUNDS*
            NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                          [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           NEW YORK

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 4,548,685
  WITH
                                9     SOLE DISPOSITIVE POWER
                                        2,500

                               10     SHARED DISPOSITIVE POWER
                                         -0-

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,548,685

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            69.2%

    14     TYPE OF PERSON REPORTING*
            00

                     * SEE INSTRUCTIONS BEFORE FILLING OUT





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         GENERAL.  This Schedule 13D is filed by Marymount Manhattan College
(the "Filing Person"). The Filing Person may be deemed to be a member of a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as described in Item 5 below, however the Filing Person does not, by reason of the filing of this Schedule 13D, thereby admit it has become a member of a "group" within the meaning of Section 13(d).

ITEM 1.  SECURITY AND ISSUER.

                 This Schedule 13D relates to the shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), of Outlet Communications, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 23 Kenney Drive, Cranston, Rhode Island 02920.

ITEM 2.  IDENTITY AND BACKGROUND.

                 a.       Marymount Manhattan College.

                 b. Business address: 221 East 71st Street, New York, New York 10021.

                 c. The Filing Person is a not for profit corporation that qualifies under Section 501(c)(3) of the Internal Revenue Code.

                 d., e. During the last five years, neither the Filing Person nor any of its executive officers and directors (identified below in this Item 2) have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to any such laws.

                 f.       New York.

Charles L. Booth, Esq. is a member of the Board of Trustees of the Filing Person. Mr. Booth is a private investor and his principal business address is 215 East 68th Street, Suite 22E, New York, New York 10021.

Kathleen M. Burke is a member of the Board of Trustees of the Filing Person. Ms. Burke is secretary and counsel to The New York Hospital and her principal business address is 525 East 68th Street, Room W109, New York, New York 10021.

Marita Carew is a member of the Board of Trustees of the Filing Person. Ms. Carew is director of Joint Schools Projects at Fordham University and her principal business address is 105 Lafayette Street, Hawthorne, New Jersey 07501.

Kathleen Connell is a member of the Board of Trustees of the Filing Person. Ms. Connell is a Professor of History at Marymount College and her principal business address is Marymount College, Tarrytown, New York 10591.





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Edmund Harvey is a member of the Board of Trustees of the Filing Person.  Mr.
Harvey is a Director of Continuing Formation of the Religious of the Sacred Heart of Mary and his principal business address is 247 East 71st Street, New York, New York 10021.

Denise E. Le Frak is a member of the Board of Trustees of the Filing Person. Ms. Le Frak is a real estate broker and her principal business address is 820 Park Avenue, New York, New York 10021.

J. Gregory Gavin is a member of the Board of Trustees of the Filing Person.
Mr. Gavin is a partner with Gavin, Benton, & Company and his principal business address is 120 Broadway, New York, New York 10271.

Larry L. Luing is a member of the Board of Trustees of the Filing Person. Mr. Luing is chairman of the board of The Berkeley Schools and his principal business address is The Berkeley Schools, Executive Offices, Little Falls, New Jersey 07424-0440.

John R. Mangiardi, M.D. is a member of the Board of Trustees of the Filing Person. Dr. Mangiardi is chief of neurosurgery at Lenox Hill Hospital and his principal business address is 988 Fifth Avenue, New York, New York 10021.

Gerard A. McCallion is a member of the Board of Trustees of the Filing Person. Mr. McCallion is president of S.B. Cantor Co., Inc. and his principal business address is 116 John Street, New York, New York 10038.

Elizabeth McCann is a member of the Board of Trustees of the Filing Person.
Ms. McCann is a producer and attorney and her principal business address is 234 West 44th Street, Suite 1004, New York, New York 10036.

Constance Nugent McQuade is secretary and a member of the Board of Trustees of the Filing Person. Ms. McQuade's principal business address is 215 East 79th Street, New York, New York 10021.

Louis S. Miano is a member of the Board of Trustees of the Filing Person. Mr. Miano is a marketing consultant and his principal business address is 430 East 57th Street, Penthouse A, New York, New York 10022.

William E. Murray is a member of the Board of Trustees of the Filing Person. Mr. Murray is chairman of The Samuel Freeman Charitable Trust and his principal business address is 200 East 61st Street, #4G, New York, New York 10021.

Bettye Martin Musham is a member of the Board of Trustees of the Filing Person. Ms. Musham is president and chief executive officer of Gear, Inc. and her principal business address is 127 Seventh Avenue, New York, New York 10011.

William Musham is a member of the Board of Trustees of the Filing Person. Mr. Musham is chairman of Gear Holdings and his principal business address is 510 Park Avenue, Apartment 5B, New York, New York 10022.





                                       4
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Father S. Keith Outlaw is a member of the Board of Trustees of the Filing
Person. Mr. Outlaw is associate pastor of Church of St. Augustine and his principal business address is 1183 Franklin Avenue, Bronx, New York 10456.

Lilliam Barrios-Paoli is a member of the Board of Trustees of the Filing Person. Ms. Barrios-Paoli is a city personnel director/commissioner with the New York City Department of Personnel and her principal business address is 2 Washington Street, 22nd Floor, New York, New York 10004.

Regina S. Peruggi is a member of the Board of Trustees of the Filing Person. Ms. Peruggi is president of Marymount Manhattan College and her principal business address is 221 East 71st Street, New York, New York 10021.

Mary Anne Schwalbe is a member of the Board of Trustees of the Filing Person. Ms. Schwalbe is a consultant with Women's Commission for Refugee Women and Children and her principal business address is 129 East 69th Street, New York, New York 10021.

Marian Schwarz is a member of the Board of Trustees of the Filing Person. Ms. Schwarz is an educational consultant and her principal business address is 110 Riverside Drive, New York, New York 10024

Paul T. Walker is a member of the Board of Trustees of the Filing Person. Mr. Walker is a financial consultant with The DBL Foundation, Inc. and his principal business address is 450 Lexington Avenue, New York, New York 10017.

William G. Walters is a member of the Board of Trustees of the Filing Person. Mr. Walters is chairman of Whale Securities Corp. and his principal business address is 650 Fifth Avenue, New York, New York 10019.

Frank M. Weiser is a member of the Board of Trustees of the Filing Person. Dr. Weiser is an Internist/Cardiologist and his principal business address is 715 Park Avenue, New York, New York 10021.

Ronald A. Zanoni is a member of the Board of Trustees of the Filing Person.
Mr. Zanoni is managing director of Kidder Peabody & Co., Inc. and his principal business address is 10 Hanover Square, New York, New York 10005.

Arnold L. Dimond is vice president for administration and finance of the Filing Person. Mr. Dimond's principal business address is the same as the Filing Person's business address.

Dr. Paula Hooper Mayhew is vice president of academic affairs and dean of faculty of the Filing Person. Dr. Hooper's principal business address is the same as the Filing Person's business address.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The Filing Person acquired the Common Stock pursuant to a charitable gift and therefore no funds or other consideration were used to acquire the Common Stock.





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ITEM 4.  PURPOSE OF TRANSACTION.

                 The securities are being held by the Filing Person for investment purposes only. The Filing Person has no present intention to seek to acquire or otherwise control the Company.

                 The Filing Person may from time to time make additional purchases of securities of the Company in either open market or privately negotiated transactions, depending on the Filing Person's evaluation of the Company's business, prospects and financial condition, the market for such securities, other investment opportunities available to the Filing Person, the condition and prospects of the Filing Person's own businesses, the general condition of the economy and of the securities markets and other future developments. Depending on the same factors, such persons may from time to time decide to sell or otherwise dispose of their holdings of securities of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The Filing Person is the direct beneficial owner of 2,500 shares of the Common Stock, representing approximately .04% of the outstanding Common Stock, based on the 6,577,556 shares of Common Stock outstanding on September 30, 1994 as reported by the Company's Form 10-Q for the quarterly period ended September 30, 1994.

                 By virtue of the Stockholders' Agreement described in Item 6 of this Schedule 13D, the Filing Person may be deemed to be the indirect beneficial owner of approximately 4,548,685 shares of the Common Stock held by the parties to such agreement, which number is based on the number of shares reported to be covered by the Stockholders' Agreement as of March 18, 1994 in the Proxy Statement of the Company minus an estimate of shares disposed of by the parties thereto since such date.

                 (b) See the Filing Person's responses to Items 7, 8, 9 and 10 on the cover page to this Schedule 13D, which responses are incorporated herein by reference.

                 (c) The Filing Person does not own any other shares of the Company and has not purchased or sold any shares in the past 60 days.

                 (d)  Not applicable.

                 (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The Filing Person is a party to that certain Stockholders' Agreement, dated December 10, as amended (the "Stockholders' Agreement"), with respect to shares of the Common Stock owned by it. The Stockholders' Agreement requires, among other matters, that the stockholders vote their shares to fix the number of directors of the Company at fourteen and elect as directors five persons designated by certain stockholders affiliated with the Company's management (the "Management Stockholders") and nine persons designated by the Wesray Stockholders (as defined in the Stockholders' Agreement).





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
                 The Stockholders' Agreement also provides for each stockholder and Mutual Benefit Insurance Company not to sell any securities to a buyer who would as a result of such purchase own more than 50% of the outstanding Common Stock of the Company unless prior to such sale the buyer agrees to be bound by the Stockholders' Agreement and affords each stockholder the opportunity to sell a pro rata portion of his shares on the same terms and conditions.

                 The Stockholders' Agreement terminates on the earlier of (i) July 30, 1996; (ii) the date that the Wesray Stockholders, Management Stockholders and Mutual Benefit Insurance Company own an aggregate of less than 50% of the Company's issued and outstanding Common Stock; and (iii) the date of an event of bankruptcy or insolvency of the Company or Outlet Broadcasting, Inc. or foreclosure or similar actions or proceedings by the Company's senior lender.

                 By virtue of the provisions of the Stockholders' Agreement, the Filing Person may be deemed for purposes of Section 13(d) under the Exchange Act, to be a member of a "group" and to have indirectly acquired beneficial ownership of the shares of the Company held by the other parties to the agreement and to share the voting power of the shares of Common Stock of the Company held by such other parties to such agreement. The Filing Person disclaims beneficial ownership of the shares of Common Stock that are directly owned by each other party to the Stockholders' Agreement. The Stockholders' Agreement has been filed as an exhibit hereto and the parties to such Stockholders' Agreement are listed on the signature pages thereof.

                 Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any person and the Filing Person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 1. Stockholders' Agreement, dated December 10, 1986, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein (incorporated by reference from Exhibit 10.2 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 2. Amendment No. 1, dated as of December 1, 1987, to the Stockholders' Agreement (incorporated by reference from Exhibit 10.3 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 3. Agreement dated July 26, 1988, by and among the Company, Outlet Broadcasting, Inc. and the persons named therein amending the Stockholders' Agreement (incorporated by reference from Exhibit 10.4 to Outlet Broadcasting, Inc.'s Registration Statement on Form S-1, Registration No. 33-62292).

                 4. Joinder in Company's Stockholders' Agreement dated as of December 21, 1994 by and between the Filing Person and the Company.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 1994.             Marymount Manhattan College


                                       By:    /s/ Arnold L. Dimond
                                              --------------------------------
                                       Name:  Arnold L. Dimond
                                       Title: Vice President for Administration
                                              and Finance

                                   JOINDER IN
                          OUTLET COMMUNICATIONS, INC.
                            STOCKHOLDERS' AGREEMENT


In consideration of the transfer to Marymount Manhattan College (the "Transferee") of 2,500 shares of Common Stock, par value $.01 per share, of Outlet Communications, Inc. (the "Corporation") and the registration of such transfer on the books of the Corporation, the Transferee and the Corporation agree that, as of the date written below, the Transferee shall become party as a Stockholder to the Outlet Communications, Inc. Stockholders' Agreement dated as of December 10, 1986, as amended, (the "Stockholders' Agreement"). The Transferee agrees to be bound by all of the terms and provisions of the Stockholders' Agreement as though it were an original party thereto. The Transferee acknowledges that, by becoming a party to the Stockholders' Agreement, it may be deemed to be an "affiliate" of the Corporation within the meaning of Rule 144 under the Securities Act of 1933, as amended, and that resales of the Common Stock of the Corporation will be restricted in accordance with Rule 144.


                                         Marymount Manhattan College
                                         (Name of Transferee)


                                         By:     /s/  Arnold L. Dimond
                                             -------------------------------


Executed as of the 21st day of December, 1994.

                                         Outlet Communications, Inc.


                                         By:
                                            --------------------------------


                                      E-1